Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP. Unaudited interim condensed consolidated financial statements as of December 31, 2020, June 30, 2020 and for the six-month periods ended December 31, 2020 and 2019.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Unaudited interim condensed consolidated financial statements as of December 31, 2020, June 30, 2020 and for the six-month periods ended December 31, 2020 and 2019.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2020 and June 30, 2020	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month and six-month periods ended December 31, 2020 and 2019	F-5

Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2020 and 2019	F-7

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2020 and 2019	F-9

Notes to the unaudited interim condensed consolidated financial statements	F-13

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION

As of December 31, 2020, and June 30, 2020

(Amounts in US Dollars)

	Notes	12/31/2020	06/30/2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	19,130,206	27,159,421
Other financial assets	6.2	16,930,214	28,799,833
Trade receivables	6.3	84,653,104	73,546,633
Other receivables	6.4	7,789,873	4,770,672
Income and minimum presumed income taxes recoverable		152,222	112,220
Inventories	6.5	41,655,409	29,338,548
Biological assets	6.6	10,554,349	965,728
Other assets	6.7	5,000,000	-
Total current assets		185,865,377	164,693,055

NON-CURRENT ASSETS
Other financial assets	6.2	330,679	322,703
Trade receivables	6.3	292,067	-
Other receivables	6.4	1,906,162	1,703,573
Income and minimum presumed income taxes recoverable		8,639	6,029
Deferred tax assets		3,326,649	2,693,195
Investments in joint ventures and associates	12	25,095,260	24,652,792
Property, plant and equipment	6.8	41,868,162	41,515,106
Investment properties	6.9	2,499,206	-
Intangible assets	6.10	57,781,483	35,333,464
Goodwill	6.11	25,612,752	25,526,855
Right of use asset	18	1,147,525	1,114,597
Total non-current assets		159,868,584	132,868,314
Total assets		345,733,961	297,561,369

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION

As of December 31, 2020, and June 30, 2020

(Amounts in US Dollars)

LIABILITIES	Notes	12/31/2020	06/30/2020
CURRENT LIABILITIES
Trade and other payables	6.12	62,481,922	57,289,862
Borrowings	6.13	89,505,969	63,721,735
Employee benefits and social security	6.14	4,103,906	4,510,592
Deferred revenue and advances from customers		1,190,698	2,865,437
Income tax payable		6,518,819	1,556,715
Government grants		1,955	1,270
Consideration for acquisition of assets	6.16	800,000	-
Lease liabilities	18	547,193	665,098
Total current liabilities		165,150,462	130,610,709

NON-CURRENT LIABILITIES
Trade and other payables	6.12	771,658	452,654
Borrowings	6.13	29,324,238	41,226,610
Employee benefits and social security	6.14	-	534,038
Government grants		-	2,335
Joint ventures and associates	12	1,647,109	1,548,829
Deferred tax liabilities		16,726,267	16,858,125
Provisions		398,431	417,396
Consideration for acquisition of assets	6.16	7,637,972	-
Private warrants	6.15	-	1,686,643
Convertible notes		45,788,217	43,029,834
Lease liabilities	18	438,875	444,714
Total non-current liabilities		102,732,767	106,201,178
Total liabilities		267,883,229	236,811,887

EQUITY
Equity attributable to owners of the parent		61,267,551	46,179,395
Non-controlling interests		16,583,181	14,570,087
Total equity		77,850,732	60,749,482
Total equity and liabilities		345,733,961	297,561,369

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

For the three-month and six-month periods ended December 31, 2020 and 2019

(Amounts in US Dollars)

		Three-month period ended		Six-month period ended
	Notes	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Revenues from contracts with customers	7.1	48,003,308	62,272,547	90,108,598	98,502,367
Government grants		556	2,398	1,160	24,236
Initial recognition and changes in the fair value of biological assets		734,826	719,343	984,193	719,343
Total		48,738,690	62,994,288	91,093,951	99,245,946

Cost of sales	7.2	(25,073,842)	(32,962,728)	(48,186,484)	(53,307,802)
Research and development expenses	7.3	(1,114,820)	(923,613)	(2,139,032)	(2,127,352)
Selling, general and administrative expenses	7.4	(11,219,716)	(10,497,408)	(21,311,959)	(19,182,319)
Share of profit or loss of joint ventures and associates	12	65,975	1,240,958	305,687	1,298,505
Other income or expenses, net		135,132	(286,534)	140,322	(181,566)
Operating profit		11,531,419	19,564,963	19,902,485	25,745,412

Financial cost	7.5	(5,366,130)	(8,904,378)	(10,642,180)	(13,657,473)
Other financial results	7.5	(530,744)	5,432,749	(7,990,156)	(6,211,203)
Profit before income tax		5,634,545	16,093,334	1,270,149	5,876,736

Income tax	8	(3,835,587)	(3,443,508)	(5,841,453)	(1,204,655)
(Loss) profit for the period		1,798,958	12,649,826	(4,571,304)	4,672,081

(Loss) profit for the period attributable to:
Equity holders of the parent	648,193	11,314,881	(6,323,365)	4,264,504
Non-controlling interests	1,150,765	1,334,945	1,752,061	407,577
	1,798,958	12,649,826	(4,571,304)	4,672,081

(Loss) Profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent (1)	9	0.0171	0.3133	(0.1663)	0.1181
Diluted (loss) profit attributable to ordinary equity holders of the parent	9	0.0166	0.3133	(0.1663)	0.1181
Weighted average number of shares
Basic (1)	9	38,016,601	36,120,517	38,016,601	36,120,517
Diluted	9	39,038,280	36,120,517	38,016,601	36,120,517

(1) For the six-month periods ended December 31, 2020 and 2019, diluted EPS was the same as basic EPS. See Note 9.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and six-month periods ended December 31, 2020 and 2019

(Amounts in US Dollars)

		Three-month period ended		Six-month period ended
	Notes	12/31/2020	12/31/2019	12/31/2020	12/31/2019
(Loss) profit for the period		1,798,958	12,649,826	(4,571,304)	4,672,081

Other comprehensive income (loss)		658,996	5,834,121	795,127	(7,566,525)
Items that may be subsequently reclassified to profit and loss		898,436	7,397,362	912,232	(10,309,083)
Exchange differences on translation of foreign operations from joint ventures		126,434	1,646,918	49,996	(2,688,252)
Exchange differences on translation of foreign operations		772,002	5,750,444	862,236	(7,620,831)
Items that will not be subsequently reclassified to loss and profit		(239,440)	(1,563,241)	(117,105)	2,742,558
Revaluation of property, plant and equipment, net of tax, of Joint ventures and associates (1)		(25,630)	(206,019)	(11,495)	355,702
Revaluation of property, plant and equipment, net of tax (2)		(213,810)	(1,357,222)	(105,610)	2,386,856
Total comprehensive (loss) profit		2,457,954	18,483,947	(3,776,177)	(2,894,444)
Total comprehensive (loss) profit attributable to:
Equity holders of the parent		1,244,596	16,286,073	(5,789,271)	(2,427,318)
Non-controlling interests		1,213,358	2,197,874	2,013,094	(467,126)
		2,457,954	18,483,947	(3,776,177)	(2,894,444)

(1) The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $ (3,832) and $177,851 for the six-month periods ended December 31, 2020 and 2019, respectively.

(2) The tax effect of the revaluation of property, plant and equipment was $(48,774)      and $795,619 for the six-month periods ended December 31, 2020 and 2019, respectively.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2020 and 2019

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 6.15)	260	7,765,410	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Shares issued (Note 6.7)	188	14,999,812	-	-	-	-	-	-	-	15,000,000	-	15,000,000
Share-based incentives	-	-	-	636,519	-	-	-	-	-	636,519	-	636,519
Purchase of own shares	-	-	-	-	-	(1,608,560)	-	-	-	(1,608,560)	-	(1,608,560)
(Loss) profit for the period	-	-	-	-	-	-	(6,323,365)	-	-	(6,323,365)	1,752,061	(4,571,304)
Other comprehensive income or loss	-	-	-	-	-	-	-	627,778	(93,684)	534,094	261,033	795,127
12/31/2020	4,061	119,252,087	(916,202)	4,064,548	702,981	(1,639,466)	(24,936,477)	(42,570,423)	7,306,442	61,267,551	16,583,181	77,850,732

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2020 and 2019

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options and share based incentives	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2019	3,613	96,486,865	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Share-based incentives	-	-	1,867,334	-	-	-	1,867,334	-	1,867,334
Profit for the period	-	-	-	4,264,504	-	-	4,264,504	407,577	4,672,081
Other comprehensive (loss) / income	-	-	-	-	(8,885,868)	2,194,046	(6,691,822)	(874,703)	(7,566,525)
12/31/2019	3,613	96,486,865	1,867,334	(17,707,783)	(40,365,451)	6,457,301	46,741,879	14,325,877	61,067,756

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2020 and 2019

(Amounts in US Dollars)

	Notes	12/31/2020	12/31/2019
OPERATING ACTIVITIES
(Loss) profit for the period		(4,571,304)	4,672,081

Adjustments to reconcile profit to net cash flows
Income tax		5,841,453	1,204,655
Finance results		18,632,336	19,868,676
Depreciation of property, plant and equipment	6.8	1,104,537	989,524
Amortization of intangible assets	6.10	1,071,448	1,103,069
Depreciation of leased assets	18	287,484	308,030
Transactional expenses		1,839,679	(783,296)
Share-based incentive and stock options		636,519	1,867,334
Share of profit or loss of joint ventures and associates	11	(305,687)	(1,298,505)
Provisions for contingencies		52,441	(8,134)
Allowance for impairment of trade debtors		126,593	1,120,787
Allowance for obsolescence		365,458	524,264
Initial recognition and changes in the fair value of biological assets		(984,193)	(716,741)
Gain or loss on sale of equipment and intangible assets		(7,919)	63,837

Working capital adjustments
Trade receivables		(25,172,337)	(23,147,172)
Other receivables		(3,457,049)	(2,990,302)
Income and minimum presumed income taxes		4,560,265	2,000,136
Inventories		(13,147,532)	(6,235,539)
Trade and other payables		3,252,321	10,642,658
Employee benefits and social security		(1,009,417)	(674,056)
Deferred revenue and advances from customers		(1,797,030)	2,971,835
Government grants		(1,650)	(4,470)
Interest collected		1,658,084	571,056
Inflation effects on working capital adjustments		(12,620,160)	(11,575,594)
Net cash flows (used in)/ generated by operating activities		(23,645,660)	474,133

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2020 and 2019

(Amounts in US Dollars)

	Notes	12/31/2020	12/31/2019
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		82,510	17,071
Acquisition of assets	4	(5,000,000)	-
Proceeds from sales of financial assets		12,732,709	-
Purchase of property, plant and equipment	6.8	(1,755,975)	(1,007,253)
Acquisition of investment property		(758,063)	-
Capitalized development expenditures	6.10	(1,556,367)	(504,122)
Purchase of intangible assets	6.10	(576,684)	(98,308)
Purchase of own shares		(1,608,560)	-
Net cash flows generated by (used in) investing activities		1,559,570	(1,592,612)

FINANCING ACTIVITIES
Proceeds from borrowings		69,542,113	55,536,625
Repayment of borrowings, financed payments and interest payments		(55,374,045)	(54,939,806)
Increase in bank overdrafts and other short-term borrowings		1,374,003	4,721,095
Other financial proceeds or payments, net		(435,635)	2,018,181
Leased assets payments		(293,181)	(243,414)
Warrants tender offer payments		(1,030,952)	-
Net cash flows generated by financing activities		13,782,303	7,092,681

Net (decrease) increase in cash and cash equivalents		(8,303,787)	5,974,202

Inflation effects on cash and cash equivalents		(403,950)	(99,554)

Cash and cash equivalents as of beginning of the period	6.1	27,159,421	3,450,873
Effect of exchange rate changes on cash and equivalents		678,522	1,243,337
Cash and cash equivalents as of the end of the period	6.1	19,130,206	10,568,858

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

BIOCERES CROP SOLUTIONS CORP.

Index

1.	General information.

2.	Accounting standards and basis of preparation.

2.1.	Statement of compliance with IFRS as issued by IASB.

2.2.	Authorization for the issue of the unaudited interim condensed consolidated financial statements.

2.3.	Basis of measurement.

2.4.	Functional currency and presentation currency.

2.5.	Changes in accounting policies.

2.6.	Changes in accounting estimates and judgments.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Acquisitions.

5.	Seasonality.

6.	Information about components of unaudited interim condensed consolidated statements of financial position.

6.1.	Cash and cash equivalents.

6.2.	Other financial assets.

6.3.	Trade receivables.

6.4.	Other receivables.

6.5.	Inventories.

6.6.	Biological assets.

6.7.	Other assets.

6.8.	Property, plant and equipment.

6.9.	Investment properties.

6.10.	Intangibles assets.

6.11.	Goodwill.

6.12.	Trade and other payables.

6.13.	Borrowings.

6.14.	Employee benefits and social security.

6.15.	Private warrants.

6.16.	Financed payment-Acquisition of business

7.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.1.	Revenues.

7.2.	Cost of sales.

7.3.	R&D expenses classified by nature.

7.4.	Expenses classified by nature and function.

7.5.	Finance results.

8.	Taxation.

9.	Earnings per share (EPS).

10.	Information about unaudited condensed consolidated components of equity.

BIOCERES CROP SOLUTIONS CORP.

10.1.	Share capital.

10.2.	Non-controlling interest.

11.	Cash flow information.

12.	Joint ventures and associates.

13.	Segment information.

14.	Financial instruments – Risk management.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Share-based payments.

18.	Leases.

19.	Contingencies, commitments and restrictions on the distribution of profits.

20.	Impact of COVID-19.

21.	Events occurring after the reporting period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 31 countries, including Brazil, Paraguay, India, United States, Uruguay, Colombia, France and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1. Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2020 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2020.

2.2. Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2020, June 30, 2020 and for the six-month periods ended December 31, 2020 and 2019 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on February 26, 2021.

2.3. Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

• Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

• Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.4. Functional currency and presentation currency

a) Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of December 31, 2019 and June 30, 2019 was 283.4442 and 225.5370, respectively.

The index as of December 31, 2020 and June 30, 2020 was 385.8826 and 321.9738, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b) Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c) Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

2.5. Changes in accounting policies

The Group has accounted for an investment property (see Note 6.9). Investment property is land or a building (including part of a building) or both that is held to earn rentals or for capital appreciation or both. An example of investment property is land held for a currently undetermined future use and not held for sale in the ordinary course of business.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The investment property was measured initially at cost. For subsequent measurement, the Group adopted the cost model as its accounting policy for investments properties.

Others accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2020.

2.6. Changes in accounting estimates and judgments

The determination of fair value of the assets described in Note 4 at the acquisition date is mainly based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of incomes.

There were no other significant changes in accounting estimates and judgments with respect to the consolidated financial statements as of June 30, 2020.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a) The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 16 - COVID-19 related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

The amendments are effective for financial years beginning on or after January 1, 2020.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships. The amendments are effective for financial years beginning on or after January 1, 2020. Earlier application is permitted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

b) The following new standards are not yet adopted by the Group

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current - Deferral of Effective Date

The amendment defers by one year the effective date of Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements. Classification of Liabilities as Current or Non-current was issued in January 2020, effective for annual reporting periods beginning on or after 1 January 2022. However, in response to the covid-19 pandemic, the effective date was deferred by one year to provide companies with more time to implement any classification changes resulting from those amendments. Classification of Liabilities as Current or Non-current is now effective for annual reporting periods beginning on or after 1 January 2023. Earlier application of the amendments continues to be permitted.

4.	ACQUISITIONS

On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining ownership interest in Verdeca LLC (“Verdeca”), a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology, and in-licensing rights to Arcadia’s safflower and wheat traits and the related brands.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean.

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat. It should be noted that some of the rights being acquired by Bioceres are subject to clearances by third parties (see Note 6.7).

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares priced at $8 and which are subject to a six-month lock-up period. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. One-third of these shares are pledged in favor of Bioceres and will be released to Arcadia when the aforementioned third-party clearances related to the in-licensing of the wheat rights have been granted. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments, and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials. In relation to them, the Group recognized a liability (See Note 6.16).

5.	SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1. Cash and cash equivalents

	12/31/2020	06/30/2020
Cash at bank and on hand	4,633,470	4,813,012
Mutual funds	14,496,736	22,346,409
	19,130,206	27,159,421

6.2. Other financial assets

	12/31/2020	06/30/2020
Current
Restricted short-term deposits	5,052,295	4,390,458
US Treasury bills	7,316,388	7,768,410
Other investments	4,561,531	16,640,965
	16,930,214	28,799,833

	12/31/2020	06/30/2020
Non-current
Shares of Bioceres S.A.	322,625	321,705
Other marketable securities	8,054	998
	330,679	322,703

6.3. Trade receivables

	12/31/2020	06/30/2020
Current
Trade debtors	67,157,349	53,047,035
Allowance for impairment of trade debtors	(3,824,980)	(3,886,832)
Shareholders and other related parties (Note 15)	240,954	1,090,004
Allowance for impairment of shareholders and other related parties (Note 15)	(378)	(768)
Allowance for credit notes to be issued	(1,527,419)	(2,285,197)
Trade debtors - Parent company (Note 15)	8,337	-
Trade debtors - Joint ventures and associates (Note 15)	-	120,992
Deferred checks	22,599,241	25,461,399
	84,653,104	73,546,633
Non-current
Trade debtors	292,067	-
	292,067	-

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.4. Other receivables

	12/31/2020	06/30/2020
Current
Taxes	2,417,921	2,205,342
Other receivables - Other related parties (Note 15)	1,759	2,102
Other receivables - Parents companies and related parties to Parents (Note 15)	815,770	102,069
Other receivables - Joint ventures and associates (Note 15)	1,603,878	1,562,340
Prepayments to suppliers	2,373,254	379,914
Prepayments to suppliers - Shareholders and other related parties (Note 15)	-	81,737
Reimbursements over exports	29,083	29,077
Prepaid expenses and other receivables	275,658	128,650
Loans receivable	230,000	230,000
Miscellaneous	42,550	49,441
	7,789,873	4,770,672

	12/31/2020	06/30/2020
Non-current
Taxes	413,615	328,701
Reimbursements over exports	1,492,547	1,293,958
Miscellaneous	-	80,914
	1,906,162	1,703,573

6.5. Inventories

	12/31/2020	06/30/2020
Agrochemicals	133,794	356,489
Seeds and grains	6,860,569	1,300,998
Microbiological resale products	17,420,918	13,486,668
Microbiological products produced	11,165,788	8,079,553
Goods in transit	1,922,081	1,292,239
Supplies	5,429,648	5,930,471
Allowance for obsolescence	(1,277,389)	(1,107,870)
	41,655,409	29,338,548

6.6. Biological assets

	12/31/2020	06/30/2020
Biological assets	10,554,349	965,728
	10,554,349	965,728

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Changes in biological assets

	Soybean	Corn	Wheat	Barley	EcoSoy	EcoWheat	Total
Beginning of the period	105,101	271,754	45,639	34,050	-	509,184	965,728
Initial recognition and changes in the fair value of biological assets	174,578	129,785	239,266	25,377	(149,702)	564,889	984,193
Costs incurred during the period	259,760	442,922	254,909	45,490	10,371,418	4,667,032	16,041,531
Exchange differences	(371,625)	(80,335)	(28,376)	(9,251)	(844,644)	(378,411)	(1,712,642)
Decrease due to harvest / disposals	(87,982)	(110,192)	(135,089)	(28,504)	-	(5,362,694)	(5,724,461)
Period ended December 31, 2020	79,832	653,934	376,349	67,162	9,377,072	-	10,554,349

	Soybean	Corn	Wheat	Barley	Total
Beginning of the period	237,723	32,856	-	-	270,579
Initial recognition and changes in the fair value of biological assets	205,730	255,674	209,801	48,138	719,343
Cost incurred during the period	293,416	187,807	161,713	46,378	689,314
Exchange differences	(99,425)	(29,004)	(14,312)	379	(142,362)
Decrease due to harvest / disposals	(241,542)	(54,501)	(63,507)	(48,978)	(408,528)
Period ended December 31, 2019	395,902	392,832	293,695	45,917	1,128,346

HB4® Program

Bioceres’ HB4 Program is an identity-preserved production system for growing drought-tolerant soybean and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

HB4 seed varieties produced through the program will be commercialized as an integrated product, the EcoSeed. The seed treatment process to produce EcoSeeds utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For soybean EcoSeed products, nitrogen fixing bacteria (inoculants) are also integrated, including stress-tolerant formulations that are also optimized for drought-prone agricultural areas.

In addition to providing EcoSeeds for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing EcoWheat and EcoSoy, The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. On top of generating extensive and detailed datasets from each grower’s HB4 production fields that are monitored via these digital apps, Bioceres is applying and leveraging data science and blockchain technology to other areas of agriculture’s value chain, such as crop storage, logistics and processing, in order to guarantee HB4 identity and complete farm-to-fork traceability.

The identity-preserved HB4 Program to produce EcoSeeds utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full-seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes EcoSeed and the other aforementioned goods (“Contributed goods”) to growers for a pre-agreed price (based on prevailing market prices), which are deduced from the service fees to paid to growers at the time of harvest for the seed multiplication services provided.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

As part of the transaction described in Note 4, Bioceres acquired full ownership of the HB4 Soybean inventory. HB4 program for EcoSoy had been produced jointly with Arcadia in Verdeca.

For the period ended December 31, 2020, the Contributed goods for HB4 Program amounted to $3.6 million with gross margin of approximately 60%.

Joint operation with Espartina S.A.

On September 1, 2020, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. The in-kind contributions made during the period amount to $921,390 (Note 15). Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

6.7. Other assets

	12/31/2020	06/30/2020
Other assets	5,000,000	-
	5,000,000	-

As mentioned in Note 4, the licenses of wheat varieties acquired from Arcadia are subject to clearances by third parties. They are subject to ROFO, ROFR and certain permission rights that third parties may claim. If this were the case for any of them individually, the license on the claimed technology would not materialize and Arcadia shall, at its sole discretion, either (a) deliver to Bioceres a payment of $5 million in cash, or (b) instruct Bioceres to exercise its pledge rights over 625,000 shares, part of those that were delivered as consideration of payment at closing. Nevertheless, Bioceres would keep the rest of the unclaimed technologies.

Until the third party’s rights are solved, we consider this asset as “Other assets” for an amount of $5 million.

6.8. Property, plant and equipment

Property, plant and equipment as of December 31, 2020 and June 30, 2020 included the following:

	12/31/2020	06/30/2020
Gross carrying amount	55,849,205	54,527,392
Accumulated depreciation	(13,981,043)	(13,012,286)
Net carrying amount	41,868,162	41,515,106

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 12/31/2020	Net carrying amount 06/30/2020
Office equipment	209,709	188,280
Vehicles	1,721,615	1,149,455
Equipment and computer software	51,755	32,448
Fixtures and fittings	3,472,892	3,679,075
Machinery and equipment	5,243,338	5,449,233
Land and buildings	29,451,178	29,746,076
Buildings in progress	1,717,675	1,270,539
Total	41,868,162	41,515,106

1. Gross carrying amount as of December 31, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	579,882	42,546	-	(5,103)	1,474	-	618,799
Vehicles	2,977,542	898,190	-	(189,537)	33,791	-	3,719,986
Equipment and computer software	465,679	37,882	-	-	3,477	-	507,038
Fixtures and fittings	5,480,431	1,506	-	-	(32,276)	-	5,449,661
Machinery and equipment	9,054,701	267,275	-	-	(170,499)	-	9,151,477
Land and buildings	34,698,618	57,252	-	-	118,430	(189,731)	34,684,569
Buildings in progress	1,270,539	451,324	-	-	(4,188)	-	1,717,675
Total	54,527,392	1,755,975	-	(194,640)	(49,791)	(189,731)	55,849,205

2. Accumulated depreciation as of December 31, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals / Reclassifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	391,602	(2,964)	19,750	702	-	409,090
Vehicles	1,828,087	(117,085)	289,400	(2,031)	-	1,998,371
Equipment and computer software	433,231	-	20,737	1,315	-	455,283
Fixtures and fittings	1,801,356	-	169,806	5,607	-	1,976,769
Machinery and equipment	3,605,468	-	291,265	11,406	-	3,908,139
Land and buildings	4,952,542	-	313,579	16,187	(48,917)	5,233,391
Total	13,012,286	(120,049)	1,104,537	33,186	(48,917)	13,981,043

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3. Gross carrying amount as of December 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	629,119	16,919	-	-	(58,750)	-	587,288
Vehicles	3,604,537	104,849	(384,438)	(143,395)	(305,040)	-	2,876,513
Equipment and computer software	955,657	8,631	(390,125)	-	(85,968)	-	488,195
Fixtures and fittings	6,438,430	19,026	-	-	(709,698)	-	5,747,758
Machinery and equipment	10,233,501	479,735	(413,322)	-	(1,120,114)	-	9,179,800
Land and buildings	34,530,114	3,378	-	-	(3,836,143)	3,318,976	34,016,325
Buildings in progress	668,614	374,715	-	-	(159,797)	-	883,532
Total	57,059,972	1,007,253	(1,187,885)	(143,395)	(6,275,510)	3,318,976	53,779,411

4. Accumulated depreciation as of December 31, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals / Reclassifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	415,682	-	18,197	(42,031)	-	391,848
Vehicles	1,818,836	(230,012)	210,091	(161,860)	-	1,637,055
Equipment and computer software	832,185	(349,836)	15,632	(80,871)	-	417,110
Fixtures and fittings	1,701,034	-	178,229	(181,769)	-	1,697,494
Machinery and equipment	3,896,810	(233,094)	258,832	(415,489)	-	3,507,059
Land and buildings	4,560,877	-	308,543	(463,108)	136,501	4,542,813
Total	13,225,424	(812,942)	989,524	(1,345,128)	136,501	12,193,379

The depreciation charge is included in Notes 7.3 and 7.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates its assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of December 31, 2020, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2020. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.9.	Investment properties

On August 28, 2020, our subsidiary Rizobacter Do Brasil LTDA signed an agreement to acquires lands from some customers whose credit amount due to this subsidiary had already expired. The consideration of payment included the cancelation of customers’ credit amount of $0.9 million and $1.4 million in cash installments.

Investment properties as of December 31, 2020 and June 30, 2020 included the following:

	12/31/2020	06/30/2020
Gross carrying amount of land	2,499,206	-
	2,499,206	-

The carrying value of investment properties does not differ significantly from its fair value.

6.10.	Intangible assets

Intangible assets as of December 31, 2020 and June 30, 2020 included the following:

	12/31/2020	06/30/2020
Gross carrying amount	66,376,939	42,832,837
Accumulated amortization	(8,595,456)	(7,499,373)
Net carrying amount	57,781,483	35,333,464

1.	Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 31/12/2020	Net carrying amount 06/30/2020
Seed and integrated products
Soybean HB4 and breeding program	26,223,085	7,345,923
Ecoseed integrated products	2,304,492	2,296,955
Crop nutrition
Microbiological products	3,213,113	2,503,631
Other intangible assets
Trademarks and patents	6,116,684	6,374,782
Software	1,177,026	686,965
Customer loyalty	15,815,384	16,125,208
GLA/ARA safflower	2,931,699	-
Total	57,781,483	35,333,464

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.	Gross carrying amount as of December 31, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4 and breeding program (1)	7,345,923	19,063,357	(186,804)	609	26,223,085
Ecoseed integrated products	2,296,955	-	-	7,537	2,304,492
Crop nutrition
Microbiological products	3,867,593	922,937	-	21,369	4,811,899
Other intangible assets
Trademarks and patents	8,432,746	-	-	27,672	8,460,418
Software	2,088,929	502,137	186,804	5,092	2,782,962
Customer loyalty	18,800,691	-	-	61,693	18,862,384
GLA/ARA safflower (Note 4)	-	2,931,699	-	-	2,931,699
Total	42,832,837	23,420,130	-	123,972	66,376,939

(1) Of the total additions, USD 18,4 million are associated with the transaction mentioned in Note 4.

3.	Accumulated amortization as of December 31, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Transfers	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,363,962	229,417	-	5,407	1,598,786
Other intangible assets
Trademarks and patents	2,057,964	279,016	-	6,754	2,343,734
Software	1,401,964	200,277	-	3,695	1,605,936
Customer loyalty	2,675,483	362,738	-	8,779	3,047,000
Total	7,499,373	1,071,448	-	24,635	8,595,456

4.	Gross carrying amount as of December 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4 and breeding program	6,120,336	464,608	-	6,584,944
Ecoseed integrated products	2,627,946	39,514	(287,901)	2,379,559
Crop nutrition
Microbiological products	3,267,200	-	(498,873)	2,768,327
Other intangible assets
Trademarks and patents	9,810,822	-	(1,074,808)	8,736,014
Software	2,149,340	98,308	(219,709)	2,027,939
Customer loyalty	21,873,093	-	(2,396,269)	19,476,824
Total	45,848,737	602,430	(4,477,560)	41,973,607

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.	Accumulated amortization as of December 31, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,059,083	236,898	(99,766)	1,196,215
Other intangible assets
Trademarks and patents	1,747,174	288,105	(191,409)	1,843,870
Software	1,154,617	203,512	(119,978)	1,238,151
Customer loyalty	2,271,437	374,554	(248,844)	2,397,147
Total	6,232,311	1,103,069	(659,997)	6,675,383

The amortization charge is included in Notes 7.3 and 7.4.

6.11.	Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were not any indicators of goodwill impairment.

Carrying amount of goodwill as of December 31, 2020 and June 30, 2020 is as follows:

	12/31/2020	06/30/2020
Rizobacter	20,162,706	20,094,633
Bioceres Crops S.A. (previously named Semya)	5,450,046	5,432,222
	25,612,752	25,526,855

6.12.	Trade and other payables

	12/31/2020	06/30/2020
Current
Trade creditors	44,470,002	37,139,351
Shareholders and other related parties (Note 15)	2,392,591	1,031,710
Trade creditors - Parent company (Note 15)	29,107	2,210,308
Trade creditors - Joint ventures and associates (Note 15)	13,256,575	14,409,853
Taxes	2,066,219	2,163,552
Consideration of payment for Bioceres Crops S.A. acquisition (Note 15)	122,950	122,950
Miscellaneous	144,478	212,138
	62,481,922	57,289,862

Non-current
Trade creditors	319,004	-
Consideration of payment for Bioceres Crops S.A. acquisition (Note 15)	452,654	452,654
	771,658	452,654

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.13.	Borrowings

	12/31/2020	06/30/2020
Current
Bank overdrafts	-	73,362
Bank borrowings	47,951,049	47,646,912
Corporate bonds	26,866,736	12,611,940
Net loans payables-Parents companies and related parties to Parents (Note 15)	3,694,128	3,389,521
Subordinated loan	10,994,056	-
	89,505,969	63,721,735
Non-current
Subordinated loan	-	10,364,045
Bank borrowings	3,304,012	3,497,671
Corporate bonds	17,020,226	18,364,894
Net loans payables-Parents companies and related parties to Parents (Note 15)	9,000,000	9,000,000
	29,324,238	41,226,610

On August 18, 2020, under the framework of law N° 23.576 and complementary obligations for corporate bonds, the Group completed an offering of $17 million under Series IV of its corporate bonds due August 18, 2023 with a nominal annual rate of 0%. The principal will be amortized in one instalment on the maturity date.

The carrying value of some borrowings as of December 31, 2020 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

	12/31/2020		06/30/2020
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	47,951,049	46,332,034	47,646,912	43,046,111
Corporate Bonds	26,866,736	25,443,058	12,611,940	11,997,981

Non-current
Bank borrowings	3,304,012	2,791,541	3,497,671	3,072,395
Corporate Bonds	17,020,226	13,760,143	18,364,894	16,135,876

The Group has met the capital and interest installments whose maturity was effective in the six-month period ended December 31, 2020.

6.14.	Employee benefits and social security

	12/31/2020	06/30/2020
Current
Salaries, accrued incentives, vacations and social security	3,194,045	2,960,542
Key management personnel (Note 15)	909,861	1,550,050
	4,103,906	4,510,592

Non-current
Key management personnel (Note 15)	-	534,038
	-	534,038

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.15.	Private warrants

	12/31/2020	06/30/2020
Private warrants	-	1,686,643
	-	1,686,643

As of June 30, 2020, the fair value of private warrants using a share price of $6.06 and risk-free rate of 0.29%, decreased to $1.7 million and the Group recognized a finance gain of $1.2 million.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

The Offer provided for a premium to the closing trading price of the Public warrants on July 24, 2020 equal to (a) 321%, in respect of the Cash Consideration, or (b) 482% in respect of the implied value of the Exchange Shares taking into account the closing trading price of the Ordinary Shares on July 24, 2020. The premium offer price allowed for maximum participation of holders in the Offer.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $915,796 for these warrants.

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 7.5) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.16.	Consideration for acquisition of assets

	12/31/2020	06/30/2020
Current
Consideration for acquisition of assets	800,000	-
	800,000	-
Non-current
Consideration for acquisition of assets	7,637,972	-
	7,637,972	-

In consideration of payment to Arcadia for the assets describe in Note 4, Bioceres agreed to pay $2 million in four quarterly installments subject to obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares, royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million and $1 million in five monthly installments as a reimbursement of costs associated with the transaction.

7.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7.1.	Revenues

	12/31/2020	12/31/2019
Sale of goods and services	88,616,572	97,286,206
Royalties	1,492,026	1,216,161
	90,108,598	98,502,367

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 15.

7.2.	Cost of sales

Item	12/31/2020	12/31/2019
Inventories as of the beginning of the period	29,338,548	27,322,003
Purchases of the period	56,271,944	51,638,178
Production costs	5,514,975	6,310,757
Foreign currency translation	(1,283,574)	(1,183,800)
Subtotal	89,841,893	84,087,138
Inventories as of the end of the period	(41,655,409)	(30,779,336)
Cost of sales	48,186,484	53,307,802

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.3.	R&D classified by nature

Item	Research and development expenses 12/31/2020	Research and development expenses 12/31/2019
Amortization of intangible assets	508,433	525,003
Import and export expenses	9,322	9,527
Depreciation of property, plant and equipment	69,860	20,149
Employee benefits and social securities	496,967	602,410
Taxes	78	418
Maintenance	14,045	14,322
Energy and fuel	17,564	37,099
Supplies and materials	460,272	383,226
Mobility and travel	4,668	24,894
Professional fees and outsourced services	67,550	5,452
Professional fees related parties	466,144	488,516
Office supplies	2,467	4,081
Information technology expenses	9,992	-
Insurance	8,326	2,524
Depreciation of leased assets	1,279	5,564
Miscellaneous	2,065	4,167
Total	2,139,032	2,127,352

	12/31/2020	12/31/2019
R&D Capitalized (Note 6.10)	1,556,367	504,122
R&D profit and loss	2,139,032	2,127,352
Total	3,695,399	2,631,474
% of total revenue	4.06%	2.67%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2020
Amortization of intangible assets	-	563,015	563,015
Analysis and storage	18,651	46,251	64,902
Commissions and royalties	767,326	287,445	1,054,771
Import and export expenses	29,128	434,113	463,241
Depreciation of property, plant and equipment	560,806	473,871	1,034,677
Depreciation of leased assets	125,226	160,979	286,205
Impairment of receivables	-	126,593	126,593
Freight and haulage	248,785	2,023,017	2,271,802
Employee benefits and social securities	2,260,596	7,010,150	9,270,746
Maintenance	282,937	259,182	542,119
Energy and fuel	156,666	23,848	180,514
Supplies and materials	187,315	58,212	245,527
Mobility and travel	1,593	369,382	370,975
Publicity and advertising	-	1,062,884	1,062,884
Contingencies	-	52,441	52,441
Share-based incentives	-	636,519	636,519
Professional fees and outsourced services	335,681	4,040,404	4,376,085
Professional fees related parties	-	113,888	113,888
Office supplies	89,049	150,121	239,170
Insurance	68,033	392,752	460,785
Information technology expenses	849	530,970	531,819
Obsolescence	365,458	-	365,458
Taxes	16,609	2,431,415	2,448,024
Miscellaneous	267	64,507	64,774
Total	5,514,975	21,311,959	26,826,934

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2019
Amortization of intangible assets	-	578,066	578,066
Analysis and storage	21,129	3,017	24,146
Commissions and royalties	771,883	245,341	1,017,224
Import and export expenses	82,036	577,023	659,059
Depreciation of property, plant and equipment	625,286	344,089	969,375
Depreciation of leased assets	177,095	125,371	302,466
Impairment of receivables	-	1,120,787	1,120,787
Freight and haulage	451,648	1,664,525	2,116,173
Employee benefits and social securities	2,555,203	6,273,892	8,829,095
Maintenance	227,532	275,117	502,649
Energy and fuel	237,510	73,047	310,557
Supplies and materials	174,031	137,727	311,758
Mobility and travel	8,964	974,167	983,131
Publicity and advertising	-	1,078,928	1,078,928
Contingencies	-	(8,134)	(8,134)
Share-based incentives	-	1,867,334	1,867,334
Professional fees and outsourced services	337,896	406,488	744,384
Professional fees related parties	-	32,672	32,672
Office supplies	38,433	192,830	231,263
Insurance	51,019	249,522	300,541
Information technology expenses	282	382,249	382,531
Obsolescence	524,264	-	524,264
Taxes	16,513	2,495,732	2,512,245
Miscellaneous	10,033	92,529	102,562
Total	6,310,757	19,182,319	25,493,076

7.5.	Finance results

	12/31/2020	12/31/2019
Financial costs
Interests expenses with the Parents	(573,598)	(1,341,181)
Interests expenses	(9,104,345)	(11,558,541)
Financial commissions	(964,237)	(757,751)
	(10,642,180)	(13,657,473)
Other financial results
Exchange differences generated by assets	10,714,855	21,922,850
Exchange differences generated by liabilities	(16,991,043)	(36,862,783)
Changes in fair value of financial assets or liabilities and other financial results	(5,466,867)	2,764,838
Net gain of inflation effect on monetary items	3,752,899	5,963,892
	(7,990,156)	(6,211,203)

Total net financial results	(18,632,336)	(19,868,676)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.	TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	12/31/2020	12/31/2019
Current tax expense	(6,716,736)	(3,131,407)
Deferred tax	875,283	1,926,752
Total	(5,841,453)	(1,204,655)

The gross movement on the deferred income tax account is as follows:

	12/31/2020	12/31/2019
Beginning of the period deferred tax	(14,164,930)	(17,358,162)
Charge of the period	875,283	1,926,752
Charge to OCI	35,203	(795,619)
Conversion difference	(145,174)	1,886,127
Total net deferred tax	(13,399,618)	(14,340,902)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	12/31/2020	12/31/2019
(Loss) earning before income tax-rate 0%	(18,809,682)	3,265,949
Earning (loss) before income tax-rate 21%	5,796,740	(318,391)
Earning before income tax-rate 30%	14,283,092	2,929,178
Income tax charge by applying tax rate to profit before tax:	(5,502,243)	(811,891)
Share of profit or loss of subsidies, joint ventures and associates	1,481,341	719,033
Stock options charge	(29,199)	(239,312)
Rate change adjustment	(163,269)	(77,592)
Non-deductible expenses and untaxed gains	(138,273)	(33,642)
Representation expenses	(11,056)	(56,841)
Foreign investment coverage	250,662	381,154
Others	(29,321)	-
Result por inflation effect on monetary items and other finance results	(1,700,095)	(1,085,564)
Income tax expenses	(5,841,453)	(1,204,655)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.	EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	12/31/2020	12/31/2019
Numerator
(Loss) profit for the period (basic EPS)	(6,323,365)	4,264,504
(Loss) profit for the period (diluted EPS)	(6,323,365)	4,264,504
Denominator
Weighted average number of shares (basic EPS)	38,016,601	36,120,517
Weighted average number of shares (diluted EPS)	38,016,601	36,120,517

Basic (loss) gain attributable to ordinary equity holders of the parent	(0.1663)	0.1181
Diluted (loss) gain attributable to ordinary equity holders of the parent	(0.1663)	0.1181

For the period ended December 31, 2020 and 2019, diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be non-dilutive.

For the period ended December 31, 2020 basic and diluted EPS calculations include the 2,601,954 shares issued in exchange for the warrants tendered (Note 6.15), the repurchase of 279,693 Bioceres shares and the 1,875,000 shares issued in exchange of the remaining ownership interest in Verdeca (Note 4).

10.	INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

10.1.	Share capital

On August 24, 2020, as consequence of the warrants Offer (see Note 6.15), we issued 2,601,954 shares in exchange for the warrants tendered.

On November 12, 2020, we issued 1,875,000 shares in exchange from assets acquired from Arcadia (see Note 4).

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.2.	Non-controlling interests

There were no dividends paid to non-controlling interests in the periods ended December 31, 2020 and 2019.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	12/31/2020	12/31/2019
Investment activities
Investment property received	1,741,143	-
Investment in-kind in other related parties (Note 15)	921,390	588,857
Arcadia asset acquisition financed by debt (Note 4)	7,637,972	-
Arcadia asset acquisition through capital emission (Note 4)	15,000,000	-
Non-monetary contributions in joint ventures (Note 12)	-	250,000
	25,300,505	838,857

12.	JOINT VENTURES AND ASSOCIATES

	12/31/2020	06/30/2020
Liabilities
Trigall Genetics S.A.	1,647,109	1,548,829
	1,647,109	1,548,829

	12/31/2020	06/30/2020
Assets
Synertech Industrias S.A.	25,034,651	24,619,773
Indrasa Biotecnología S.A.	60,609	33,019
	25,095,260	24,652,792

Share of profit or loss of joint ventures and associates:

	12/31/2020	12/31/2019
Trigall Genetics S.A.	(98,280)	15,430
Synertech Industrias S.A.	376,635	1,267,200
Indrasa Biotecnología S.A.	27,332	15,875
	305,687	1,298,505

Changes in joint ventures and associates

	12/31/2020	12/31/2019
As of the beginning of the period	23,103,963	23,350,125
Non-monetary contributions	-	250,000
Revaluation of property, plant and equipment	(11,495)	355,702
Foreign currency translation	49,996	(2,688,252)
Share of profit or loss	305,687	1,298,505
As of the end of the period	23,448,151	22,566,080

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

13.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended December 31, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	19,191,676	48,577,062	20,847,834	88,616,572
Royalties	1,492,026			1,492,026
Others
Government grants	1,160	-	-	1,160
Initial recognition and changes in the fair value of biological assets	470,789	119,039	394,365	984,193
Total	21,155,651	48,696,101	21,242,199	91,093,951

Cost of sales	(8,705,712)	(28,703,147)	(10,777,625)	(48,186,484)
Gross margin per segment	12,449,939	19,992,954	10,464,574	42,907,467
%	59%	41%	49%	47%

Period ended December 31, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	18,191,663	50,376,063	28,718,480	97,286,206
Royalties	1,216,161	-	-	1,216,161
Others
Government grants	24,236	-	-	24,236
Initial recognition and changes in the fair value of biological assets	-	719,343	-	719,343
Total	19,432,060	51,095,406	28,718,480	99,245,946

Cost of sales	(7,257,723)	(28,626,084)	(17,423,995)	(53,307,802)
Gross margin per segment	12,174,337	22,469,322	11,294,485	45,938,144
%	63%	44%	39%	46%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of December 31, 2020 and June 30, 2020.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	12/31/2020	06/30/2020	12/31/2020	06/30/2020
Cash and cash equivalents	4,633,470	4,813,012	14,496,736	22,346,409
Other financial assets	5,382,974	4,713,161	11,877,919	24,409,375
Trade receivables	84,945,171	73,546,633	-	-
Other receivables (*)	4,215,587	3,349,901	-	-
Total	99,177,202	86,422,707	26,374,655	46,755,784

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	12/31/2020	06/30/2020	12/31/2020	06/30/2020
Trade and other payables	63,253,580	57,742,516	-	-
Borrowings	118,830,207	104,948,345	-	-
Convertible notes	45,788,217	43,029,834	-	-
Lease liability	986,068	1,109,812	-	-
Employee benefits and social security	4,103,906	5,044,630	-	-
Consideration for acquisition of assets	8,437,972	-	-	-
Warrants	-	-	-	1,686,643
Total	241,399,950	211,875,137	-	1,686,643

Financial instruments measured at fair value

Measurement at fair value at 12/31/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	14,496,736	-	-
Other investments	4,561,531	-	-
US Treasury bills	7,316,388	-	-

Financial liabilities valued at fair value
Private warrants	-	-	-

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
Other investments	16,640,965	-	-
US Treasury bills	7,768,410	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.13).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

15.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended December 31, 2020 and 2019, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	12/31/2020	12/31/2019
Joint ventures and associates	Sales and services	2,920,262	3,614,799
Joint ventures and associates	Purchases of goods and services	(9,763,160)	(13,910,670)
Joint ventures and associates	Equity contributions	-	250,000
Joint ventures and associates	Net loans granted	18,409	-
Key management personnel	Salaries, social security benefits and other benefits	(1,820,440)	(3,840,825)
Key management personnel	Interest gain	(8,879)	23,537
Shareholders and other related parties	Sales of goods and services	161,792	323,159
Shareholders and other related parties	Purchases of goods and services	(399,888)	(213,874)
Shareholders and other related parties	In-kind contributions	921,390	588,857
Parents companies and related parties to Parents	Interest (lost) gain	(60,530)	391,537
Parent company	Purchases of goods and services	-	(95)
Total		(8,031,044)	(12,773,575)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	12/31/2020	06/30/2020
Parent company	Trade debtors	8,337	-
Parents companies and related parties to Parents	Other receivables	815,770	102,069
Shareholders and other related parties	Trade receivables	240,954	1,090,004
Shareholders and other related parties	Allowance for impairment	(378)	(768)
Other receivables - Other related parties	Other receivables	1,759	83,839
Joint ventures and associates	Trade debtors	-	120,992
Joint ventures and associates	Other receivables	1,603,878	1,562,340
Total		2,670,320	2,958,476

		Amounts payable to related parties
Party	Transaction type	12/31/2020	06/30/2020
Parent company	Trade creditors	(29,107)	(2,210,308)
Parents companies and related parties to Parents	Net loans payables	(12,694,128)	(12,389,521)
Parent company	Consideration payment Bioceres Crops S.A. acquisition	(575,604)	(575,604)
Key management personnel	Salaries, social security benefits and other benefits	(909,861)	(2,084,088)
Shareholders and other related parties	Trade and other payables	(2,392,591)	(1,031,710)
Joint ventures and associates	Trade creditors	(13,256,575)	(14,409,853)
Total		(29,857,866)	(32,701,084)

16.            KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management, including social security contributions and other benefits, was as follows for the period ended December 31, 2020 and 2019.

	12/31/2020	12/31/2019
Salaries, social security and other benefits	1,183,921	1,973,491
Share-based incentives	636,519	1,867,334
Total	1,820,440	3,840,825

17.            SHARE-BASED PAYMENTS

Incentive payments based on options

a) Share option plan (2019)

The plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of the stock options.

The Group estimates that 100% of the stock options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the six-month periods ended December 31, 2020 and 2019.

	12/31/2020		12/31/2019
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	1,200,000	$4.55	-	-
Granted during the period	-	-	1,200,000	$4.55
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
Effective at period	1,200,000	$4.55	1,200,000	$4.55

The charge of the plan recognized during the period was $0.4 million.

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter S.A. The bonus will be granted upon the meeting of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

For the year ended June 30, 2020, all the beneficiaries decided to receive the bonus in ordinary shares.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the following year.

The charge in the six-month period ended December 31, 2020 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2020 amounted to $0.22 million. No charges have been accounted for the annual compensation bonus for objectives to be achieved in the year ending June 30, 2021.

As of the date of these financial statements, shares granted in consideration of the Annual Compensation Bonus for the year ended June 30, 2020 have not yet been issued.

c) Share Option Plan (2020)

The Share Option Plan (2020) is for up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and may be exercised for a period of up to three years from the grant date, with 1/3 vesting every 12 months. The first third of the vesting period is on September 18, 2021. The Board of Directors will determine the number of options and the key employees who will receive the award. As of the date of these financial statements the Share Option Plan (2020) is not yet implemented.

d) Employee Stock Purchase Plan (ESPP)

This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these financial statements the ESSP is not yet implemented.

18.            LEASES

Right-of-use leased asset	12/31/2020	06/30/2020
Cost
Book value at the beginning of the period	2,369,326	-
Additions for initial application of IFRS 16	-	1,523,177
Additions of the period	291,809	846,149
Exchange differences	169,481	-
Book value at the end of the period	2,830,616	2,369,326

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Depreciation	12/31/2020	06/30/2020
Book value at the beginning of the period	1,254,729	-
Additions for initial application of IFRS 16	-	759,045
Exchange differences	140,878	(71,134)
Depreciation of the period	287,484	566,818
Accumulated depreciation at the end of the period	1,683,091	1,254,729
Total	1,147,525	1,114,597

Lease liability	12/31/2020	06/30/2020
Book value at the beginning of the period	1,109,812	-
Additions for initial application of IFRS 16	-	1,523,177
Additions of the period	278,354	702,826
Interest expenses, exchange differences and inflation effects	(108,917)	(551,232)
Payments of the period	(293,181)	(564,959)
Total	986,068	1,109,812

Lease Liabilities	12/31/2020	06/30/2020
Non-current	438,875	444,714
Current	547,193	665,098
Total	986,068	1,109,812

The recognized right-of-use assets relate to the following types of assets:

	12/31/2020	06/30/2020
Machinery and equipment	600,527	598,561
Vehicles	1,015,982	264,069
Equipment and computer software	422,342	407,546
Land and buildings	791,765	1,099,150
	2,830,616	2,369,326

The incremental borrowing rate used was 7.84%.

19.            CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (incorporated in Bank borrowings in Note 6.13), Rizobacter signed and granted a pledge of a fixed term certificate constituted on September 11, 2017 and extended on December 9, 2020 for $ 4.4 million, disclosed as “Restricted short-term deposit” in “Other financials assets” (Note 6.2).

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2020.

20.            IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, reaching over 465,000 confirmed cases in 200 countries and territories by late March. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government issued and maintained a stay-home order from March 20 to November 8, 2020, restricting free circulation of people in public areas and ordering most businesses to close, with certain exemptions. Subsequently, the aforementioned measure was replaced by social, preventive and mandatory distancing, in force from November 9 to February 28, 2021 inclusive, and extendable for the time deemed necessary in response to the epidemiological situation.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group’s operations, which involve agricultural production and commercialization activities, have been exempted from the order. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of COVID-19 outbreak and its impact on the country's and global economy are unknown, with governments being able to adopt stricter prevention measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent COVID-19 will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

21.            EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to December 31, 2020, there have been no situations or circumstances that may require significant adjustments or further disclosure in these Unaudited interim condensed consolidated financial statements that were not mentioned above.